September 22, 2010

Via Edgar Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Angie Kim, Brigitte Lippmann and H. Christopher Owings

Re:	Form 10-K for Fiscal Year Ended January 2, 2010
Filed March 3, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 15, 2010
File No. 000-19848

Dear Ladies and Gentlemen:

This letter is being transmitted by Fossil, Inc. (the “Company”) in connection with the Company’s response by letter dated September 15, 2010 from the Company’s counsel, Garrett A. DeVries of Haynes and Boone, LLP, to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated September 9, 2010. The Company hereby acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please contact the undersigned at (972) 234-2525.

Very truly yours,

/s/ Randy Hyne

Randy Hyne
Vice President, General Counsel and Secretary
Fossil, Inc.

cc:	Kosta N. Kartsotis, Fossil, Inc.

Mike Kovar, Fossil, Inc.